Exhibit 99.1

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MDA SPACE ANNOUNCES OFFERING OF C$600 MILLION SENIOR UNSECURED NOTES DUE 2033

JULY 23, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, announced today that it has priced a private placement offering (the “Offering”) to sell, pursuant to the Offering, C$600 million aggregate principal amount of 6.50% senior unsecured notes due August 5, 2033 (the “Notes”). The Offering is expected to close on or about August 5, 2026, subject to customary closing conditions.

The Notes will be issued at a price of C$1,000 per C$1,000 principal amount of Notes. The Notes will constitute senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company (including the 7.00% senior unsecured notes issued by the Company on December 23, 2025 in an aggregate principal amount of C$250,000,000 due December 23, 2030), and will be guaranteed by certain of the Company’s subsidiaries. Interest on the Notes will accrue at a rate of 6.50% per annum, payable semi-annually in arrears on February 5 and August 5 of each year, commencing on February 5, 2027.

The Company intends to use the net proceeds from the Offering to fund a portion of the purchase price for the acquisition of Blue Canyon Technologies LLC (“BCT”) (the “Acquisition”), that was previously announced by the Company on June 19, 2026, and acquisition-related fees and expenses. Once completed, the Acquisition is expected to provide MDA Space with a strategic business and manufacturing footprint to capitalize on growing demand in the U.S. government market for defence space missions. The Acquisition is expected to close by the end of 2026, subject to customary closing conditions. In the event the Acquisition does not close, the Company will be required to redeem all of the outstanding Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

“This successful offering supports the long-term growth objectives underlying our acquisition of BCT, and our steadfast commitment to create shareholder value,” said Guillaume Lavoie, Chief Financial Officer of MDA Space. “We are pleased with the market’s positive response and strong demand to participate in the offering, which reflects continued investor confidence in our ability to execute on our growth strategy while maintaining balance sheet discipline.”

The Notes are being offered through a syndicate of underwriters led by RBC Capital Markets, BMO Capital Markets and Scotiabank.

The Notes are being offered for sale in each of the provinces of Canada to “accredited investors” on a private placement basis, in reliance upon exemptions from the prospectus requirements under applicable Canadian securities laws. The Notes have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and are being offered and sold in the United States only to qualified institutional buyers, pursuant to Rule 144A of the U.S. Securities Act, and outside the United States in offshore transactions in reliance upon Regulation S under the U.S. Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that's been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we'll take you there. For more information, visit the Company’s filings on SEDAR+ and the Company’s Investor Relations website at www.mda-en.investorroom.com.

Forward-Looking Statements

This news release contains certain statements that may constitute “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”). When used in this news release, forward-looking statements often but not always, can be identified by the use of forward-looking words such as, including but not limited to, “may”, “will”, “would”, “should”, “expect”, “believe”, “intend”, "future" and other similar terminology or the negative or inverse of such words or terminology. Forward-looking statements in this news release include, without limitation, statements with respect to the size and terms of the Offering, including the terms of the Notes, the use of proceeds therefrom, the timing and successful completion of the Acquisition, the anticipated benefits and synergies described in connection with the Acquisition, the possibility of a special mandatory redemption of the Notes by the Company if the Acquisition is not consummated, and the timing and successful completion of the Offering. Forward-looking statements are based on certain assumptions and analyses (including the timing and success of the Offering) made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to significant known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space

SOCIAL MEDIA

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